Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 26, 2004

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                                                   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP

Dated: February 26, 2004

	By:	/s/ Olivier Dubois

Olivier Dubois Senior Executive Vice President Finance and Control

PRESS RELEASE

Paris, February 26, 2004

FULL YEAR 2003 RESULTS
Business Development Exceeds Expectations
Continuing Progress on Earnings and Cash Flow
Board Proposes to Maintain Dividend at €3.30 per Share

Euros in millions (except EPS)	2003	2002	Change

Backlog at Year End	7,180	5,776	+24%
Revenues	4,711	4,452	+6%
Income from Operations (EBITA)	228	205	+11%
Profit Before Tax	176	135	+30%
Net Income:
Pre Goodwill	94	88	+7%
Post Goodwill	(20)	(29)
Fully Diluted EPS (€)	3.97	3.91	+2%
Fully Diluted E/ADS ($)	1.25	1.23	+2%

The Board of Directors of Technip has approved the unaudited fourth quarter 2003 consolidated accounts as well as the audited consolidated accounts for the full year 2003.

Daniel Valot, Chairman and CEO, commented: “2003 was a solid year for Technip. Significant progress has been achieved since the acquisition of Coflexip two years ago. Consolidated backlog at the end of 2003 is 46% larger than the combined backlog of Technip and Coflexip at the end of 2001. The size and quality of this backlog, which is increasingly oriented toward offshore projects, provide us with very good visibility, since more than 70% of Group 2004 forecast revenues is already in hand.

While growing the business, Technip has also reduced its capital employed. Cash flow from operations, working capital improvements and disposal of non-core assets have allowed to slash net debt by 75% in two years. Although the level of net debt may fluctuate during the year, we still target a gearing ratio below 20% by the end of 2004.

For the full year 2004, I reiterate the targets which were provided last month and which were made in comparison to 2002. Compared to 2003 actual results, the targets, which are subject to currency fluctuations, translate into a growth in revenues of about 9%, an increase in income from operations of approximately 13% and a more than 35% improvement in pre-goodwill net income. As usual, the seasonal factors which impact the offshore operations are likely to lead to relatively weaker earnings during the first and fourth quarters of the year.

The Board has decided to propose to the Annual General Meeting to maintain the net dividend per share unchanged at EUR 3.30.”

I. OPERATIONAL HIGHLIGHTS

During 2003, Technip’s order intake rose to EUR 6,582 million (compared to EUR 5,553 million in 2002). The main contracts are listed below along with their approximate values (Technip’s share).

•	Two contracts in Angola for Total and its partners: the floating, production, storage, offloading facility (FPSO) and the sub sea, umbilicals, risers and flowlines (SURF) package related to the development of the Dalia oil field (USD 780 million);

•	Oryx GTL Ltd.: the design and construction of the world’s first industrial gas-to-liquids (GTL) complex, to be located in Ras Laffan Industrial City, Qatar (USD 675 million);

•	Burullus Gas Company: the sub sea development of the Simian/Sienna and Sapphire gas fields offshore Egypt (USD 550 million);

•	Exxon/Mobil: a gas compression platform and associated facilities to be installed in the East Area field, offshore Nigeria (USD 460 million);

•	Abu Dhabi Company for Onshore Oil Operations (ADCO): the North East Bab onshore field development (USD 374 million);

•	Motor Oil Hellas: the addition of new process units and utilities at their refinery in Corinth, Greece (EUR 300 million);

•	BP and its partners: a TPG drilling and production platform for the Shah Deniz gas field in the Azerbaijan sector of the Caspian Sea;

•	Saudi Aramco: the addition of diesel hydro treating facilities at their Riyadh refinery;

•	Total: new conversion capacity at their Normandy refinery, located near Le Havre, France (Euro 260 million);

•	Canadian Natural Resources: the sub sea development of the Baobab field, offshore Ivory Coast (USD 125 million); and

•	Petrobras: the engineering and construction of the P-52 semi-submersible production platform for the deep water Roncador field in the Campos Basin, Brazil (USD 120 million).

As of December 31, 2003, the backlog* amounted to EUR 7,180 million (which is equivalent to approximately 18 months of revenues), compared to the backlog of EUR 5,776 million registered at December 31, 2002 (+24%).

The Offshore Branch backlog of EUR 2,895 million increased by over 64% compared to its level one year ago. The Onshore/Downstream and Industries backlog was EUR 4,285 million, up more than 7% compared to the same period one year ago.

*	The remaining portion of contracts in force.

II. FINANCIALS

Full Year 2003

Revenues were EUR 4,711 million, up nearly 6% compared to 2002 (EUR 4,452 million). Onshore/Downstream revenues improved by 9% due to the increasing contributions of contracts signed in 2002. Offshore revenues were up 4% year-on-year although the increase was more pronounced during the second half of the year. Finally, the revenues of Industries slipped 2%.

Income from operations before goodwill amortization (EBITA) amounted to EUR 227.6 million, an 11% increase from EUR 204.6 million reported for full year 2002. The 2003 EBITA margin was 4.8%, compared to 4.6% in 2002.

Financial costs decreased by one-third to EUR 44.3 million during 2003, compared to EUR 66.9 million registered during 2002. Excluding the non-cash convertible bond redemption premium provision, cash financial costs declined 44% from EUR 50.0 million to EUR 28.2 million.

Non-operating income posted a charge of EUR 7.6 million, coming mainly from restructuring provisions taken in the second half in relation to the Pori yard in Finland and operations in Germany.

Profit before tax (pre-tax, pre-goodwill net income) was EUR 176.0 million, compared to EUR 134.7 million in 2002 (+30%).

Pre-goodwill net income was EUR 94.0 million, compared to EUR 88.4 million during 2002. Impacting the 2003 figure was a relatively heavier tax burden which went from EUR 46.3 million in 2002 to EUR 82.0 million. This represented an increase of the Group’s tax rate from 30% to 41%, coming mainly from losses incurred in some countries and for which it has been decided not to recognize deferred tax assets.

After goodwill amortization, net income was EUR (19.7) million compared to EUR (29.4) million for 2002.

Net income adjusted for the purpose of calculating fully diluted EPS amounted to EUR 116.6 million versus EUR 110.9 million in 2002 (please refer to Annex 1). Full year 2003 fully diluted adjusted EPS and E/ADS were EUR 3.97 and USD 1.25, respectively.

Net income reconciled to U.S. generally applied accounting principles (U.S. GAAP) amounted to EUR 83.2 million (unaudited). The main adjustments to reported French GAAP net income of (19.7) million is the restatement of goodwill amortization of EUR (113.7) million.

Free cash flow was EUR 212 million and resulted from cash from operations of EUR 229 million, capital spending of EUR (122) million and proceeds from asset sales of EUR 105 million (essentially the sale of the Group headquarters). Change in working capital was an improvement of EUR 119 million. As a result, the Group reduced net debt (excluding the redemption premium of convertible bonds) as of December 31, 2003 to EUR 237 million compared to EUR 545 million as of September 30, 2003 and EUR 506 million as of December 31, 2002.

Gearing at the end of 2003 fell to 12%, from 28% as of September 30, 2003 and 25% as of December 31, 2002.

Fourth Quarter 2004

Revenues for the quarter were EUR 1,291 million, a nearly 13% increase compared to EUR 1,145 million during the same period one year ago. Revenue growth was particularly pronounced in the Offshore branch, which displayed a 16% year-on-year progression, due to the start-up of new large contracts awarded earlier in the year.

EBITA amounted to EUR 58.2 million, essentially unchanged year-on-year. The Group’s quarterly EBITA margin was 4.5%.

Financial costs were reduced from EUR 23.3 million to EUR 7.5 million in the fourth quarter of 2003. The cash financial costs were reduced from EUR 18.9 million to EUR 4.0 million.

Non-operating income was a charge of EUR 1.8 million compared to a charge of EUR 4.4 million one year ago.

Profit before tax was EUR 49.3 million, 55% above the EUR 31.9 million recorded during the fourth quarter of 2002.

Pre-goodwill net-income was EUR 25.7 million compared to EUR 20.2 million during the fourth quarter of 2002 (+27%).

Net income was EUR (3.5) million compared to EUR (9.6) million during the same period one year ago.

Adjusted net income amounted to EUR 30.9 million versus EUR 24.4 million during the same period one year ago. Fully diluted adjusted EPS and E/ADS were EUR 1.05 and USD 0.33, respectively.

Net income reconciled to U.S. GAAP amounted to EUR 22.0 million (unaudited).

During the fourth quarter of 2003, free cash flow was EUR 103 million. Change in working capital was a contribution of EUR 191 million.

* * *

The final terms and conditions of the Employee Stock Participation Plan (ESPP) announced during the fourth quarter of 2003 have been definitively established. Participating employees will be purchasing 331,614 shares at an average price of €73.70 per share. This will result in a capital increase of approximately 1.40%.

The Annual General Meeting will be convened on first notice on Friday, April 21, 2004. In the event of a lack of quorum on this date, the meeting will be reconvened on second notice on Thursday, April 29, 2004. The Board of Directors will be proposing that the Group pay a net dividend of EUR 3.30 per share, unchanged from last year. The dividend payment date would be May 3, 2004. The Board will also ask that the authorization to buy back shares be renewed.

Statements in this document that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements with respect to the financial condition, results of operations, business and business cycles, competitiveness and strategy of the Technip Group. Such statements are based on a number of assumptions, expectations and forecasts that could ultimately prove inaccurate, and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including currency fluctuations, the level of capital expenditure in the oil and gas industry as well as other industries, the timing of development of energy resources, construction and project risks, armed conflict or political instability in the Persian Gulf or other regions, the strength of competition, interest rate fluctuations, control of costs and expenses, the reduced availability of government-sponsored export financing, the timing and success of anticipated integration synergies and stability in developing countries. For a further description of such risks and uncertainties, see the reports filed by Technip with the Securities and Exchange Commission and the “Autorité des Marchés Financiers.” Technip disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP.

°
° °

With a workforce of about 19,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main engineering and business centers are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world-class fleet of offshore construction vessels.

°
° °

Press Relations
Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
Fax +33 (0) 1 47 78 24 33
E-mail: lbricq@technip.com

Marina Toncelli	Tel. +33 (0) 1 47 78 66 69
Fax +33 (0) 1 47 78 24 33
E-mail: mtoncelli@technip.com

Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

David-Alexandre Guez	Tel. +33 (0) 1 47 78 27 85
E-mail: daguez@technip.com

Group Website:	www.technip.com

Technip’s shares trade on the following exchanges:

ANNEX I
CONSOLIDATED STATEMENT OF INCOME
French GAAP
Audited

	Full Year		Fourth Quarter*
Euros in Millions except EPS
E/ADS in US Dollars	2003	2002	2003	2002

Revenues	4,711.1	4,452.3	1,291.4	1,144.9
Cost of Sales	(4,365.6)	(4,104.7)	(1,203.1)	(1,052.6)
Depreciation and Amortization excluding Goodwill	(117.9)	(143.0)	(30.1)	(34.4)

Operating Income before Goodwill Amortization (1)	227.6	204.6	58.2	57.9

Financial Result	(28.2)	(50.0)	(4.0)	(18.9)
Provision for Redemption Premium on Convertible Bonds	(16.1)	(16.9)	(3.5)	(4.4)
Non-Operating Income (Loss)	(7.6)	(6.9)	(1.8)	(4.4)
Income of Equity Affiliates	1.1	—	0.6	(0.9)
Minority Interests	(0.8)	3.9	(0.2)	2.6

Profit Before Tax	176.0	134.7	49.3	31.9

Income Tax	(82.0)	(46.3)	(23.6)	(11.7)

Net Income pre-Goodwill	94.0	88.4	25.7	20.2

Goodwill Amortization	(113.7)	(117.8)	(29.2)	(29.8)

Net Income	(19.7)	(29.4)	(3.5)	(9.6)

Net Income for EPS Calculation:
Net Income	(19.7)	(29.4)	(3.5)	(9.6)
Non-Operating (Income) Loss	7.6	6.9	1.8	4.4
Goodwill Amortization	113.7	117.8	29.2	29.8
Convertible Bond Financial Costs, after Tax	15.0	15.6	3.4	(0.2)

Adjusted Net Income (2)	116.6	110.9	30.9	24.4

Fully Diluted Adjusted EPS (3)	3.97	3.91	1.05	0.86

Fully Diluted Adjusted E/ADS (4)	1.25	1.23	0.33	0.27

*	Unaudited

(1)	Operating income before goodwill amortization (EBITA), is used for informational purposes only. It allows, in the Group’s opinion, to make more meaningful comparisons between its operational performance and those of its peers who may use different accounting standards, such as US GAAP.

(2)	Adjusted net income is calculated for information purposes only. It allows, in the Group’s opinion, to make more meaningful comparisons between its net income and those of its peers who may use different accounting standards, such as US GAAP (which, contrary to French GAAP, does not allow the amortization of goodwill). Furthermore, the Group is currently accruing on a quarterly basis the cost of the redemption premium associated with the possibility that convertible bonds due in January 2007 would not be redeemed for ordinary shares. However, the amount of fully diluted shares includes those shares that would be issued in the event that all outstanding convertible bonds would be redeemed for shares. In such an event, the redemption premium would not be paid, and therefore the associated post tax amount is accordingly added back. Non-operating income (loss) is excluded.

(3)	Number of fully diluted shares as of December 31: 2003 29,362,760 2002 28,385,816

(4)	E/ADS is in U.S. dollars and is calculated using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.2597 as of December 31, 2003. One ADS is equal to one-fourth of an ordinary share.

ANNEX II
CONSOLIDATED BALANCE SHEET

French GAAP
Audited

Euros in Millions	Dec. 31, 2003	Sept 30, 2003*	June 30, 2003	Dec. 31, 2002

Assets
Non-Current Assets	3,246	3,284	3,289	3,518
Contracts in Progress, Inventories & Deferred Bid Costs, net	6,442	6,233	5,359	4,977
Premium for Redemption of Convertible Bonds	52	57	62	74
Receivables & Other Current Assets, net	1,376	1,600	1,430	1,296
Cash & Cash Equivalents	892	697	634	741

Total Assets	12,008	11,871	10,774	10,606

Liabilities & Shareholders’ Equity
Shareholders’ Equity	1,938	1,960	1,921	2,026
Minority Interests	9	11	11	16
Financial Debt	1,129	1,242	1,313	1,247
Premium for Redemption of Convertible Bonds	85	87	87	90
Progress Payments on Contracts	7,048	6,833	5,740	5,420
Accrued Liabilities	324	320	314	329
Other Liabilities	1,475	1,418	1,388	1,478

Total Liabilities & Shareholders’ Equity	12,008	11,871	10,774	10,606

*	Unaudited

2003 Changes in Shareholders’ Equity
Euros in Millions

Shareholders’ Equity as of December 31, 2002	2,026.3
Net Income	(19.7)
Dividend Paid	(77.3)
Impact of the merger between Technip and Coflexip:
Capital Increase	48.5
Minority Interests Reduction	(14.3)
Treasury Stock	(9.7)
Foreign Exchange Translation Adjustments and Others	(15.8)
Shareholders’ Equity as of December 31, 2003	1,938.0

ANNEX III
CONSOLIDATED STATEMENT OF CASH FLOWS
Euros in Millions
Unaudited

Net Income	(19.7)
Depreciation of Property, Plants & Equipment	117.9
Goodwill Amortization	113.7
Provision for Redemption Premium on Convertible Bonds	16.1
Net Loss (Gain) on the Disposal of Fixed Assets	0.3
Deferred Income Tax	1.3
Minority Interests and Other	(0.3)

Cash from Operations	229.3
Change in Working Capital	119.4
Net Cash Provided by (Used in) Operating Activities		348.7
Capital Expenditures	(122.4)
Proceeds from Assets Disposals	104.8
Other Cash Provided by (Used in) Investment Activities	28.6
Net Cash Provided by (Used in) Investment Activities		11.0
Increase (Decrease) in Debt	(86.0)
Repurchase of Outstanding Shares	(6.5)
Dividend Payment	(77.3)
Net Cash Provided by (Used in) Financing Activities		(169.8)
Foreign Exchange Translation Adjustment		(38.6)

Net Increase (Decrease) in Cash and Cash Equivalents		151.3

Cash and Cash Equivalents as of December 31, 2002		741.1
Cash and Cash Equivalents as of December 31, 2003		892.4

		151.3

ANNEX IV
Euros in millions
Unaudited

	Revenues

	4th Quarter			Full Year

Business Branch	2003	2002	Change	2003	2002	Change

Offshore	617	534	15.5%	2,210	2,125	4.0%
Onshore/Downstream	575	523	9.9%	2,119	1,938	9.3%
Industries	99	88	12.5%	382	389	(1.8)%

Total	1,291	1,145	12.8%	4,711	4,452	5.8%

	Revenues by Region

	4th Quarter			Full Year

Region	2003	2002	Change	2003	2002	Change

Europe, Russia, C Asia	265	274	(3.3)%	1,138	1,197	(4.9)%
Africa, Middle-East	696	440	58.2%	2,150	1,482	45.1%
Asia Pacific	99	112	(11.6)%	345	445	(22.5)%
Americas	231	319	(27.6)%	1,078	1,328	(18.8)%

Total	1,291	1,145	12.8%	4,711	4,452	5.8%

	EBITDA

	4th Quarter			Full Year

Business Branch	2003	2002	Change	2003	2002	Change

Offshore	57.4	69.7	(17.6)%	242.7	250.1	(3.0)%
Onshore/Downstream	36.0	20.5	75.6%	100.4	85.3	17.7%
Industries	(5.1)	2.1	nm	2.4	12.2	nm

Total	88.3	92.3	(4.3)%	345.5	347.6	(0.6)%

	EBITA

	4th Quarter			Full Year

Business Branch	2003	2002	Change	2003	2002	Change

Offshore	32.5	39.5	(17.7)%	142.1	126.9	12.0%
Onshore/Downstream	32.0	17.3	85.0%	86.0	68.9	24.8%
Industries	(6.3)	1.1	nm	(0.5)	8.8	nm

Total	58.2	57.9	0.5%	227.6	204.6	11.2%

ANNEX IV (cont.)
Euros in millions
Unaudited
Net Debt

	Dec 31	Sept 30	June 30	Marc 31	Dec 31
Euros in millions	2003	2003	2003	2003	2002

Marketable Securities	110	108	81	327	99
Cash	782	589	553	399	642
Cash & Cash Equivalents (A)	892	697	634	726	741
Short Term Debt	227	321	390	306	301
Long Term Debt	903	921	923	926	946

Gross Debt (B)	1,130	1,242	1,313	1,232	1,247

Net Debt * (B — A)	237	545	679	506	506

*	Does not include the reimbursement premium on the convertible bonds issued in the first quarter of 2002.

Foreign Exchange Conversion Rates vs. Euro

	Statement of Income			Balance Sheet

	Dec 31	June 30	Dec 31	Dec 31	June 30	Dec 31
	2003	2002	2002	2003	2002	2002

USD	1.13	1.10	0.95	1.26	1.14	1.05
GBP	0.69	0.69	0.63	0.70	0.69	0.65

ANNEX V
Euros in millions
(unaudited)

Order Intake

	4th Quarter			Full Year

Business Branch	2003	2002	Change	2003	2002	Change

Offshore	383	358	7.0%	3,531	1,706	107.0%
Onshore/Downstream	379	547	(30.7)%	2,666	3,317	(19.6)%
Industries	158	210	(24.8)%	385	530	(27.4)%

Total	920	1,115	(17.5)%	6,582	5,553	18.5%

	Backlog by Business Branch

	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,
	2003	2003	2003	2003	2002

Offshore	2,895	3,140	3,047	1,609	1,761
Onshore/Downstream	3,907	4,081	4,210	4,126	3,625
Industries	378	305	315	356	390

Total	7,180	7,526	7,572	6,091	5,776

	Backlog by Region

	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,
	2003	2003	2003	2003	2002

Europe, Russia, C. Asia	1,480	1,232	1,058	1,005	833
Africa, Middle East	4,162	4,761	4,890	3,356	3,038
Asia Pacific	509	616	633	582	511
Americas	1,029	917	991	1,148	1,394

Total	7,180	7,526	7,572	6,091	5,776

	Backlog Scheduling

		Onshore/
As of Dec. 31, 2003	Offshore	Downstream	Industries	Total

For 2004	1,733	1,743	226	3,702
For 2005	841	1,582	126	2,549
For 2006 and Beyond	321	582	26	929

Total	2,895	3,907	378	7,180